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                                   Exhibit 6

                            SYBRON ACQUISITION CORP
                             SYBRON HOLDINGS, INC.



                                                               February 11, 1998


Sybron Chemicals Inc.
P.O. Box 66
Birmingham Road
Birmingham, New Jersey 08011

Attention: Board of Directors



     Re:  Agreement and Plan of Merger
          ----------------------------


Dear Gentlemen:

          Reference is made to that certain Agreement and Plan of Merger dated as of December 11, 1997 among Sybron Chemicals, Inc., a Delaware corporation (the "Company"), Sybron Holdings, Inc., a Delaware corporation ("Parent"), and Sybron Acquisition Corp., a Delaware corporation ("Merger Sub") and wholly owned subsidiary of Parent, as amended (the "Agreement"). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

          Parent and Merger Sub have been advised that the Special Committee has withdrawn its recommendation of the Agreement and the Merger described therein.

          This letter shall serve as notification that, pursuant to Section 8.1(e) of the Agreement, Parent and Merger Sub hereby terminate the Agreement.

          We appreciate the time and energy devoted to this process by the members of the Special Committee, but we respectfully disagree with the conclusion they have reached. The proposed transaction presented an attractive opportunity for Sybron's public stockholders to receive a premium in cash for their shares. We continue to believe that the transaction would have been supported by a substantial majority of the non-affiliated stockholders. However, we are not prepared to continue to pursue the transaction without the support of the Special Committee. Our shareholders remain committed to their investment in Sybron and to working to build value for all of the Company's stockholders.

          At a later date, Parent and Merger Sub will provide the Company with a statement of the costs and expenses incurred by Parent and Merger Sub in connection with the Agreement and the transactions contemplated by the Agreement. The Company is obligated to reimburse such costs and expenses of Parent and Merger Sub pursuant to Section 9.12 of the Agreement.
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                              Very truly yours,

                              SYBRON ACQUISITION CORP.


                              By: /s/ Richard M. Klein
                                  _____________________________
                                  Name:  Richard M. Klein
                                  Title: President and
                                         Chief Executive Officer



                              SYBRON HOLDINGS, INC.


                              By: /s/ Richard M. Klein
                                  _____________________________
                                  Name:  Richard M. Klein
                                  Title: President and
                                         Chief Executive Officer



cc:  Wolf, Block, Schorr and Solis-Cohen
     Attention: David Gitlin, Esq.

     Dilworth, Paxson LLP
     Attention: Stephen J. Harmelin, Esq.